UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMICAS, Inc.
(Name of Subject Company (Issuer))
Project Ready Corp.
Merge Healthcare Incorporated
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
001712108
(CUSIP Number of Class of Securities)
Justin C. Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street
Milwaukee, WI 53214-5650
Telephone: (414) 977-4000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With copies to:
Mark A. Harris
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606-5096
(312) 984-2121
and
Ann Mayberry-French
Vice President, General Counsel and Secretary
Merge Healthcare Incorporated
6737 West Washington Street
Milwaukee, WI 53214-5650
(414) 977-4000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$267,122,921.45	$19,045.86

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (a) 44,152,549 shares of common stock, par value $0.001 per share, of AMICAS, Inc., consisting of (i) 37,020,131 shares issued and outstanding as of March 16, 2010, and (ii) 7,132,418 shares issuable, or otherwise deliverable, prior to the expiration of this tender offer in connection with stock options to acquire AMICAS, Inc. common stock, by (b) the tender offer price of $6.05 per share.

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued by the Securities and Exchange Commission, equals $71.30 per million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURES
EXHIBIT INDEX
EX-99.A.1.I
EX-99.A.1.II
EX-99.A.1.III
EX-99.A.1.IV
EX-99.A.1.V
EX-99.A.5.II
EX-99.A.5.III
EX-99.B.2
EX-99.D.3
EX-99.D.4
EX-99.D.6

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by (a) Merge Healthcare Incorporated, a Delaware corporation (“Parent”), and (b) Project Ready Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Merger Sub”). This Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of AMICAS, Inc., a Delaware corporation (the “Company”), including associated rights to purchase Series B Junior Preferred Stock of the Company under the Rights Agreement, dated as of December 5, 2002, by and between the Company (f/k/a VitalWorks, Inc.) and StockTrans, Inc., as rights agent, at a purchase price of $6.05 per Share, net to the seller in cash, without interest thereon, upon the terms, and subject to the conditions, set forth in the Offer to Purchase dated March 19, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibit (a)(1)(i) and (a)(1)(ii), respectively (and which, together with any amendments and supplements thereto, collectively constitute the “Offer”).
ITEM 1. SUMMARY TERM SHEET
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated into this Schedule TO by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is AMICAS, Inc., a Delaware corporation. The Company’s principal executive offices are located at 20 Guest Street, Boston, Massachusetts 02135. The Company’s telephone number at its principal executive office is (617) 779-7878.
(b) This Schedule TO relates to Merger Sub’s offer to purchase all of the issued and outstanding Shares. According to the Company, as of March 16, 2010, there were 37,020,131 Shares issued and outstanding and 7,132,418 Shares issuable, or otherwise deliverable, prior to the expiration of the Offer in connection with options to acquire Shares.
(c) The Shares are listed and traded on The Nasdaq Global Market under the symbol “AMCS.” The information set forth in “The Offer—Section 6. Price Range of Shares; Dividends” of the Offer to Purchase is incorporated into this Schedule TO by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
(a), (b), (c) This Schedule TO is filed by Parent. The information set forth in “The Offer—Section 9. Certain Information Concerning Parent, Merger Sub and Certain Affiliates” of, and Schedule I to, the Offer to Purchase is incorporated into this Schedule TO by reference.
ITEM 4. TERMS OF THE TRANSACTION
The information set forth in the Offer to Purchase is incorporated into this Schedule TO by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a), (b) The information set forth in the “Summary Term Sheet,” “Introduction,” “The Offer—Section 9. Certain Information Concerning Parent, Merger Sub and Certain Affiliates,” “The Offer—Section 11. Background of the Offer; The Merger Agreement” and “The Offer—Section 12. Purpose of the Offer; Plans for the Combined Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation” of the Offer to Purchase is incorporated into this Schedule TO by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between any of Merger Sub or the Company or any of their respective affiliates or subsidiaries or, to the best knowledge of Merger Sub, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(c)(1)-(7) The information set forth in the “Summary Term Sheet,” “Introduction,” “The Offer—Section 6. Price Range of Shares; Dividends,” “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares, Stock Listing, Exchange Act Registration and Margin Regulations,” “The Offer—Section 11. Background of the Offer; The Merger Agreement,” “The Offer—Section 12. Purpose of the Offer; Plans for the Combined Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation” and “The Offer—Section 13. Dividends and Distributions” of the Offer to Purchase is incorporated into this Schedule TO by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a), (b), (d) The information set forth in “The Offer—Section 10. Source and Amount of Funds” of the Offer to Purchase is incorporated into this Schedule TO by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
The information set forth in “The Offer—Section 9. Certain Information Concerning Parent, Merger Sub and Certain Affiliates” of the Offer to Purchase is incorporated into this Schedule TO by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a) The information set forth in “The Offer—Section 15. Fees and Expenses” of the Offer to Purchase is incorporated into this Schedule TO by reference.
ITEM 10. FINANCIAL STATEMENTS
(a), (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION
(a)(1) The information set forth in “The Offer—Section 8. Certain Information Concerning the Company,” “The Offer—Section 9. Certain Information Concerning Parent, Merger Sub and Certain Affiliates,” “The Offer—Section 10. Sources and Amount of Funds,” “The Offer—Section 11. Background of the Offer; The Merger Agreement,” “The Offer—Section 12. Purpose of the Offer; Plans for the Combined Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation” and “The Offer—Section 14. Conditions of the Offer” of the Offer to Purchase is incorporated into this Schedule TO by reference.
(a)(2) The information set forth in “The Offer—Section 12. Purpose of the Offer; Plans for the Combined Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation” and “The Offer—Section 14. Conditions of the Offer” of the Offer to Purchase is incorporated into this Schedule TO by reference.
(a)(3) The information set forth in “The Offer—Section 14. Conditions of the Offer” of the Offer to Purchase is incorporated into this Schedule TO by reference.
(a)(4) The information set forth in “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares, Stock Listing, Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated into this Schedule TO by reference.
(a)(5) Not applicable.
(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated into this Schedule TO by reference, is incorporated into this Schedule TO by reference.
ITEM 12. EXHIBITS

Exhibit	Exhibit Name

(a)(1)(i)	Offer to Purchase dated March 19, 2010*

(a)(1)(ii)	Form of Letter of Transmittal*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(i)	Joint Press Release issued by the Company and Parent on March 5, 2010 (filed as Exhibit 99.1 to Schedule TO-C on March 19, 2010 and incorporated by reference herein)

(a)(5)(ii)	Summary Advertisement as published on March 19, 2010 in The New York Times

(a)(5)(iii)	Joint Press Release issued by the Company and Parent on March 19, 2010

'

Exhibit	Exhibit Name

(b)(1)	Bridge Loan Commitment Letter (filed as Exhibit 99.1 to Schedule TO-C on February 24, 2010 and incorporated by reference herein)

(b)(2)	Amendment to Bridge Loan Commitment Letter, dated March 1, 2010

(d)(1)	Agreement and Plan of Merger, dated as of February 28, 2010 by and among Parent, Merger Sub and the Company (attached as Annex A to the Offer to Purchase)*

(d)(2)	Form of Equity Commitment Letter (filed as Exhibit 99.3 to Current Report on Form 8-K on March 4, 2010 and incorporated by reference herein)

(d)(3)	Confidentiality Agreement, dated as of January 29, 2010, by and between the Company and Parent

(d)(4)	Escrow Agreement, dated as of March 4, 2010, by and among the Company, Parent and the Bank of New York Mellon

(d)(5)	Amendment to Rights Agreement, dated as of March 5, 2010, by and between the Company and StockTrans, Inc., as rights agent (filed as Exhibit 4.1 to Current Report of AMICAS, Inc. on March 9, 2010 and incorporated by reference herein)

(d)(6)	Form of Stockholder Support Agreement, dated February 28, 2010 (executed by Kevin C. Burns, Stephen J. DeNelsky, Joseph D. Hill, Stephen N. Kahane, M.D., Stephen J. Lifshatz, Paul Merrild, Denise Mitchell, Craig Newfield, David B. Shepherd, John J. Sviolka and Kang Wang)

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to stockholders
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERGE HEALTHCARE INCORPORATED

Date: March 19, 2010	By:	/S/ JUSTIN DEARBORN

	Name:	Justin Dearborn

	Title:	CEO

PROJECT READY CORP.

Date: March 19, 2010	By:	/S/ JUSTIN DEARBORN

	Name:	Justin Dearborn

	Title:	CEO

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(i)	Offer to Purchase dated March 19, 2010*

(a)(1)(ii)	Form of Letter of Transmittal*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(i)	Joint Press Release issued by the Company and Parent on March 5, 2010 (filed as Exhibit 99.1 to Schedule TO-C on March 19, 2010 and incorporated by reference herein)

(a)(5)(ii)	Summary Advertisement as published on March 19, 2010 in The New York Times

(a)(5)(iii)	Joint Press Release issued by the Company and Parent on March 19, 2010

(b)(1)	Bridge Loan Commitment Letter (filed as Exhibit 99.1 to Schedule TO-C on February 24, 2010 and incorporated by reference herein)

(b)(2)	Amendment to Bridge Loan Commitment Letter, dated March 1, 2010

(d)(1)	Agreement and Plan of Merger, dated as of February 28, 2010 by and among Parent, Merger Sub and the Company (attached as Annex A to the Offer to Purchase)*

(d)(2)	Form of Equity Commitment Letter (filed as Exhibit 99.3 to Current Report on Form 8-K on March 4, 2010 and incorporated by reference herein)

(d)(3)	Confidentiality Agreement, dated as of January 29, 2010, by and between the Company and Parent

(d)(4)	Escrow Agreement, dated as of March 4, 2010, by and among the Company, Parent and the Bank of New York Mellon

(d)(5)	Amendment to Rights Agreement, dated as of March 5, 2010, by and between the Company and StockTrans, Inc., as rights agent (filed as Exhibit 4.1 to Current Report of AMICAS, Inc. on March 9, 2010 and incorporated by reference herein)

(d)(6)	Form of Stockholder Support Agreement, dated February 28, 2010 (executed by Kevin C. Burns, Stephen J. DeNelsky, Joseph D. Hill, Stephen N. Kahane, M.D., Stephen J. Lifshatz, Paul Merrild, Denise Mitchell, Craig Newfield, David B. Shepherd, John J. Sviolka and Kang Wang)